Exhibit 99.1

Date: News Release: Ticker Symbols:	April 28, 2026 26-18 TSXV: MOON; NASDAQ: BMM

Blue Moon Consolidates Springer Tungsten Claims with Acquisition of Claims from GoldPlay LLC and a Private Party

TORONTO, Ontario, April 28, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that it has entered into an agreement to acquire certain claims adjacent to the Company’s Springer Mine (the “Claims”), located in Pershing County, Nevada, USA, from GoldPlay LLC and Robert Schafer (the “Sellers”) for consideration of 188,199 common shares of Blue Moon, US$1 million cash and a sliding scale gross revenue royalty (“GRR”) on the concessions (the “Acquisition”).

Christian Kargl-Simard, CEO of Blue Moon states, “Following the acquisition of the Springer Mine and Processing Plant that closed on February 10, 2026 (see press releases from October 14, 2025 and February 10, 2026), this Acquisition bolsters our land position and strategically consolidates claims around the mine. The Company controls the district of the historical claims around the Springer Tungsten deposit.”

The Claims

The Claims consist of nine unpatented mineral claims. The Claims cover a portion of some historically identified veins including the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit, and have seen high-grade tungsten trioxide drill results such as 1.0m @ 3.95% WO3 in SU-43.

Figure 1: Claims shown in blue.

A
B
+5000
+4500
+4000
Sutton Historical Mine Levels
SU-43
1.0m @ 3.95% WO3 from 300.4m
SU-43
0.6m @ 2.40% WO3 from 266.7m
SU_43
SU-41
1.2m @ 0.53% WO3 from 186.8m
SU-41
0.8m @ 0.70% WO3 from 179.9m
SU_41
BLUE MOON METALS
Plunge 00
Azimuth 000
Looking North
0
125
250
375
500
+2749000 E
+2749500 E
+2750000 E
+2750500 E

Figure 2: Historical high-grade tungsten trioxide drill results on the Claims.

Figure 3: Historical drill holes including high-grade tungsten trioxide intercepts around the Uncle Sam stock.

Springer Geology

At the Springer Mine, skarn formation and the tungsten mineralization is associated with the emplacement of the Springer Stock and the nearby Stocks. Tungsten bearing calc-silicate assemblages have been formed by contact metasomatism following the intrusion of the Springer Stock. The early stage of skarn formation is characterized by very high temperatures. During that stage tungsten (scheelite), pyrite, chalcopyrite and molybdenite are emplaced proximal to the stock.

Transaction Terms

Blue Moon is acquiring 100% of the Claims free and clear of all other encumbrances for the following consideration:

  the issuance by Blue Moon to the Sellers of 188,199 common shares of Blue Moon; and
  US$1 million in cash; and
  a sliding scale GRR, payable on mineral production on the Claims, and subject to an option in favour of Blue Moon to buy down the GRR to 1.5% for a period of 3 years for a cash payment of US$2.0 million.

Key condition precedent to completion of the Acquisition is TSXV approval. A purchase and sale agreement has been executed by the parties on April 27, 2026, and completion is expected to happen by early May. No finders’ fees are being paid on this Acquisition.

Qualified Persons and Technical Information

The technical and scientific information of this news release has been reviewed and approved by Mr. Lazaros Dalampiras, MAusIMM, CP(Geo), a non-Independent Qualified Person, as defined by NI 43-101. This news release references projects which are nearby or adjacent to the Claims. Mineralization on such nearby or adjacent projects is not necessarily indicative of mineralization on the Claims. The indication of mineralization does not imply a resource.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward-looking information pertaining to the following: the completion of the Acquisition, the expected benefits and synergies from the Acquisition; the potential of the Claims the continued testing, exploration, mining and advancement of Blue Moon's operations across multiple jurisdictions;; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Acquisition; risks associated with the integration of Springer project operations; risks associated with mining operations in Nevada; regulatory and permitting risks at the state and federal level including with respect to the development of the Claims; and management's ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon's management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources at various sites; and the integration of the Claims and the Springer project operations.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.